Gemini Wine & Spirits

Profit and Loss

January - December 2024

	TOTAL
Income	
Food Sales	40,233.00
Private Sales	3,436.00
Sales	2,562.29
Shopify Discounts	-20,246.25
Shopify Refunds	-3,508.59
Shopify Sales	611,070.05
Shopify Shipping	3,212.08
Uncategorized Income	360.39
Wine Club	117,526.00
Total Income	**$754,644.97**
Cost of Goods Sold	
Beer/Liquor	45,761.66
Cost of Goods Sold	38,808.00
E-Commerce Service	1,367.75
Shopify Fees	19,949.44
Total E-Commerce Service	**21,317.19**
Food Cost	36,168.93
Wine	321,179.25
Total Cost of Goods Sold	**$463,235.03**
GROSS PROFIT	**$291,409.94**
Expenses	
Advertising & Marketing	1,632.54
Bank Charges & Fees	1,169.49
CAM	328.50
Car & Truck	8,366.93
CC Processing Fees	2,247.05
Commission	2,668.10
Dues & Subscriptions	9,019.63
Glassware	641.44
Insurance	14,466.80
Workers Comp	6,419.84
Total Insurance	**20,886.64**
Interest Paid	5,826.57
Legal & Professional Services	23,319.36
Meals & Entertainment	8,132.75
Office Supplies & Software	4,686.11
Payroll	78,902.70
officers salary	85,239.00
Payroll Employer Taxes	13,803.15

Gemini Wine & Spirits

Profit and Loss

January - December 2024

	TOTAL
Payroll Fees	2,207.06
Total Payroll	**180,151.91**
Rent & Lease	60,364.25
Repairs & Maintenance	6,445.51
Research	313.52
Shipping, Freight & Delivery	7,092.10
Taxes & Licenses	4,405.93
Travel	2,882.03
Uncategorized Expense	0.00
Utilities	20,609.65
Total Expenses	**$371,190.01**
NET OPERATING INCOME	$ -79,780.07
NET INCOME	$ -79,780.07

Gemini Wine & Spirits

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
401K	0.00
Cash on hand	2,319.05
Chase 3014	12,891.74
Chase Tax 9396	788.81
GEMINI WINE & SPIRITS INC (3014)	0.00
US Bank	-288.00
Total Bank Accounts	**$15,711.60**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	0.00
Prepaid Expenses	44,950.00
SC Cellars Short Term Loan	51,271.74
Shopify Carried Balances	0.00
Shopify Clearing Account	77.73
Shopify Pending Balances	-2,959.08
Uncategorized Asset	0.00
Undeposited Funds	211.10
Total Other Current Assets	**$93,551.49**
Total Current Assets	**$109,263.09**
Fixed Assets	
Accumulated Depreciation	-16,274.00
Front Counter	17,650.00
Furniture	4,296.84
Furniture - Crate & Barrel	2,877.91
Ipad 2018	522.44
Ipad 2022	1,005.22
Leasehold Improvements	41,977.31
Leasehold Improvements 2020	64,733.67
Leasehold Improvements 2022	3,122.24
Macbook Air	1,289.24
Shop Furniture	1,279.50
True Brand Refrigerator	2,050.00
Wine Fridge	1,850.00
Total Fixed Assets	**$126,380.37**

Gemini Wine & Spirits

Balance Sheet

As of December 31, 2024

	TOTAL
Other Assets	
Accumulated Amortization	-37,896.00
Bar Gemini Loan	54,985.71
Goodwill	97,000.00
Lease	20,000.00
Liquor License	44,779.62
PG&E Utility Deposit	1,080.00
Prepaid Rent	6,275.00
Security Deposit - Rent	4,025.00
SF Water,Power & Sewer	100.00
Start-up Soft Cost	19,524.30
Total Other Assets	**$209,873.63**
TOTAL ASSETS	**$445,517.09**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	118,994.23
Total Accounts Payable	**$118,994.23**
Credit Cards	
American Express 1	14,548.43
Total Credit Cards	**$14,548.43**
Other Current Liabilities	
Out Of Scope Agency Payable	0.00
Sales Tax Payable	-64,196.61
San Francisco CA sales	0.00
Shopify Sales Tax Collected	54,804.61
Total Sales Tax Payable	**-9,392.00**
Shopify Gift Card Liabilities	9,210.78
Total Other Current Liabilities	**$ -181.22**
Total Current Liabilities	**$133,361.44**
Long-Term Liabilities	
First Republic SBA EIDL LOAN	332,873.00
Hope Buyout Balance Due	63,157.70
Local Cellar LLC	0.00
Shopify capital	26,513.50
SMBX Note	20,243.03
Total Long-Term Liabilities	**$442,787.23**
Total Liabilities	**$576,148.67**

Gemini Wine & Spirits

Balance Sheet

As of December 31, 2024

	TOTAL
Equity	
Alex Pomerantz	2,500.00
Dominique Henderson	2,500.00
Gemini 401K	0.00
Hope Pomerantz	0.00
Opening Balance Equity	366.44
Owner's Pay & Personal Expenses	-5,379.44
Retained Earnings	-50,838.51
Net Income	-79,780.07
Total Equity	**$ -130,631.58**
TOTAL LIABILITIES AND EQUITY	**$445,517.09**

Gemini Wine & Spirits

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-79,780.07
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	35,164.80
Inventory Asset	-594.00
Prepaid Expenses	50.00
SC Cellars Short Term Loan	23,728.26
Shopify Carried Balances	0.00
Shopify Clearing Account	-77.73
Shopify Pending Balances	-266.61
Accounts Payable (A/P)	5,075.72
American Express 1	-28,891.87
Out Of Scope Agency Payable	0.00
Sales Tax Payable	-45,028.65
Sales Tax Payable:San Francisco CA sales	0.00
Sales Tax Payable:Shopify Sales Tax Collected	39,848.49
Shopify Gift Card Liabilities	1,164.75
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**30,173.16**
Net cash provided by operating activities	**$ -49,606.91**
INVESTING ACTIVITIES	
Leasehold Improvements	-3,854.43
Bar Gemini Loan	5,325.25
Net cash provided by investing activities	**$1,470.82**
FINANCING ACTIVITIES	
First Republic SBA EIDL LOAN	-15,123.00
Hope Buyout Balance Due	-9,790.35
Shopify capital	-30,464.48
SMBX Note	20,243.03
Owner's Pay & Personal Expenses	-1,185.00
Retained Earnings	39,402.00
Net cash provided by financing activities	**$3,082.20**
NET CASH INCREASE FOR PERIOD	**$ -45,053.89**
Cash at beginning of period	60,976.59
CASH AT END OF PERIOD	**$15,922.70**